Exhibit 1


NALCO AND EXXON CHEMICAL LAUNCH ENERGY CHEMICALS JOINT
VENTURE


Naperville, Ill., September 1, 1994...Nalco Chemical Company and Exxon Chemical Company, a division of Exxon Corporation, announced today that they have formed a joint venture to provide specialty chemical products and services to the petroleum and chemical industries. The new company, named Nalco/Exxon Energy Chemicals, L.P., is headquartered in Sugar Land, Texas and will operate on a worldwide basis once the remaining governmental and regulatory approvals have been obtained in a few countries. John R. Sutley, former Nalco Group Vice President and President of Nalco Europe, has been named President and CEO of the new company.

The joint venture includes Nalco's U.S. Petroleum Chemicals
Division business units, certain petroleum chemicals segments of Nalco's international operations and Exxon
Chemical Company's Energy Chemicals business. The joint venture provides products and services used in oil exploration, production, distribution and refining; gas exploration, production and transmission; and chemical process industry applications. Projected annual revenues exceed $400 million.

Commenting on the move, E. J. Mooney, Nalco President, CEO and Chairman of the Board, stated, "Because the joint venture will be able to focus exclusively on opportunities in the petroleum market around the world, it helps us better meet the needs of our customers. The joint venture greatly strengthens our capability to address these needs through an expanded network of experienced people, state-of-the-art technology and consultative services. We're both confident and enthusiastic about the future of the joint venture."

"The formation of this joint venture is a logical evolution in our energy chemicals business to provide total service to customers anywhere in the world," says Ray B. Nesbitt, President, Exxon Chemical Company. "Based on the past seven months of work to form this joint venture, we are confident of the Nalco and Exxon Chemical synergies in technology, product offerings and manufacturing operations which serve as its foundation for growth," he added.

Nalco Chemical Company is a worldwide producer of specialty chemicals and services for industrial water, process and wastewater treatment with 1993 sales of $1.4 billion.

Exxon Chemical had sales of about $10 billion in 1993 from petrochemical manufacturing and marketing operations around the world.




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